

November 4, 2015

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1387
         File Nos. 333-207332 and 811-03763

Dear Mr. Fess:

On October 7, 2015, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1387 (the "Fund"), consisting of a unit investment trust, BDC Scorecard Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   This section states that the Trust invests at least 80% of its assets in business development companies ("BDCs"). Since the name of the Trust includes the term BDC Scorecard, please revise this section to state that the Trust invests at least 80% of its assets in BDCs included in the Wells Fargo BDC Scorecard Weighted Index (the "Index").

Investment Summary — Security Selection

2.   The first paragraph of this section states the Index is "risk-weighted." Please explain "risk-weighted" in this section.

Investment Summary — Business Development Companies

3.   Please describe the maturity policies of the BDCs in which the Trust will invest.

Investment Summary — Principal Risks

4.   Since many BDCs hold fixed income securities that generate interest payments known as "payment in kind" ("PIK") interest rather than cash, please explain PIK interest in this section, and describe the risks which PIK interest poses for shareholders.

5.   The third bullet point in this section discloses that BDC investments are frequently not publicly traded. Please disclose in this section, as well as in the discussions of the Trust's principal investment strategy, whether the Trust will invest in non-traded BDCs and, if so, the course of action the Trust will take with regard to its sale of its non-traded BDC holdings when the Trust terminates in 15 months. We may have further comments after reviewing your response.

6.   The fifth bullet point in this section provides a duration example for a security with a duration of three years. Please confirm to us that the weighted average duration of the BDCs in which the Trust will invest will be three years or less. Alternatively, please revise this bullet point to provide a duration example that reflects the maximum weighted average duration of the Trust's BDC investments.

GENERAL COMMENTS

7.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

8.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all

facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel